                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED TO PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 12)

                            3D Systems Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                 885 54E 10 4
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                                (CUSIP Number)


                                  John Lynch
                     Ciba Specialty Chemicals Canada Inc.
                              7030 Century Avenue
                     Mississauga, Ontario, Canada L5N 2V8
                                (905) 812-6145
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 20, 2000
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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This Amendment No. 12 to a Statement on Schedule 13D (the "Schedule 13D")
relates to the common stock, par value $0.001 per share (the "Common Stock"), of 3D Systems Corporation, a Delaware corporation ("3D Systems" or the "Issuer").

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information.

Schedule 1 hereto, which sets forth the name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons, and is incorporated herein by reference, is amended as set forth on Schedule 1 hereto.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information.

Pursuant to the terms and subject to the conditions of an agreement, (the "3D Systems Sale Agreement"), dated as of May 20, 2000, between Ciba Specialty Chemicals Holding Inc., a Swiss corporation ("Ciba SC") and parent company to Ciba Specialty Chemicals Canada Inc. ("Ciba Canada"), and Avanti No. 3 S.A., a Luxembourg corporation ("Avanti"), as more fully described in Item 6 hereof, in exchange for CHF 27 million, Ciba SC intends to cause Ciba Canada to sell to Avanti the 1,725,366 shares owned by Ciba Canada in 3D Systems representing approximately 14.4% of the issued share capital of 3D Systems.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.

Pursuant to the 3D Systems Sale Agreement, in exchange for CHF 27 million, Ciba SC will, promptly following the closing of the sale of the Performance Polymers Business of Ciba SC to Avanti, pursuant to a transaction agreement dated as of December 14, 1999, cause Ciba Canada to sell to Avanti the 1,725,366 shares in 3D Systems representing approximately 14.4% of the issued share capital of 3D Systems, subject to (1) the rights of first refusal under the Shareholders Agreement dated April 10, 1991 among 1726 Holding Ltd., a British Columbia corporation ("1726"), Lionheart Capital Corp., a British Columbia corporation ("Lionheart"), 3-D Systems Inc., a British Columbia corporation (3-D Canada), and Raymond S. Freed, Charles W. Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal, (collectively, the "Founders"), as amended by an agreement dated May 5, 1993 among 1726, Lionheart, 3-D Canada, the Founders and 3D Systems, having not been exercised during the relevant period and being no longer exercisable and (2) filing of notifications by Ciba SC and Avanti under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the passage of the waiting period under the HSR Act or clearance or early termination having occurred.

Item 7.   Material to be Filed as Exhibits.

(12) 3D Systems Sale Agreement, dated as of May 20, 2000, between Ciba Specialty Chemicals Holding Inc. and Avanti No. 3 S.A.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         CIBA SPECIALTY CHEMICALS CANADA INC.


                         By: /s/ John Lynch
                            -----------------------------------
                             John Lynch
                             Secretary, Treasurer
                             and Chief Financial Officer



Dated:  May 23, 2000
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                               INDEX TO EXHIBITS

Exhibit Number           Description of Exhibit
--------------           ----------------------

     (12) 3D Systems Sale Agreement, dated as of May 20, 2000, between Ciba Specialty Chemicals Holding Inc. and
                         Avanti No. 3 S.A.
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                                                                      SCHEDULE 1


Schedule 1 is hereby amended and restated to include the following information.

Members of the Board of Directors and Executive Officers of Ciba
Specialty Chemicals Canada Inc. ("SC Canada")

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SC Canada are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SC Canada.



Name, Function &                        Present Principal Occupation or
Business Address         Citizenship    Employment
-----------------        -----------    -------------------------------

James J. Usilton,        United         Vice President- President, Additives
Director                 States         Division, Ciba Specialty Chemicals
540 White Plains Road                   Corporation, (US)
Tarrytown, NY 10591

John Lynch,              Canada         Vice President and Chief Financial
Director                                Officer
7030 Century Avenue
Mississauga, Ontario
Canada
L5N 2V8

Claudio D'Ambrosio,      Canada         President
Director
2270 Argentia Road
Mississauga, Ontario
Canada
L5N 6A6

Paul Babiak,             Canada         Vice President
Director                                President, Colors Division
2270 Argentia Road
Mississauga, Ontario
Canada
L5N 6A6
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Stanley Sherman,           United           Director and Chairman, President
Director                   States           and Chief Executive Officer -
560 White Plains Road                       Ciba Specialty Chemicals
P.0. Box 2005                               Corporation (US)
Tarrytown, NY
10591-2005


Members of the Board of Directors and Executive Officers of Ciba
Specialty Chemicals Holding Inc. ("SCH")

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SCH are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SCH.


Name, Function &                                Present Principal Occupation or
Business Address         Citizenship            Employment
----------------         -----------            ----------

Rolf A. Meyer            Switzerland            Chief Executive Officer, SCH
Chairman and Chief                              Member of the boards
Executive Officer                               of directors of UBS AG and
c/o Ciba Specialty
Chemicals Holding Inc.                          Siber
Klybeckstrasse 141                              Hegner
CH-4002
Basle, Switzerland


Erwin W. Heri            Switzerland            Chief Financial Officer
Director                                        Winterthur Company
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002


Gertrud Hohler           Germany                Member of the boards
Director                                        of Baloise-Holding and
c/o Ciba Specialty                              Georg Fischer Ltd., management
Chemicals Holding Inc.                          consultant, humanities professor
Klybeckstrasse 141                              and author
CH-4002
Basle, Switzerland
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Jean-Marie Pierre        France                 Professor of Chemistry and Chair
Lehn, Director                                  of Chemistry of Molecular
c/o Ciba Specialty                              Interactions at College de
Chemicals Holding Inc.                          France, Nobel prize for
Klybeckstrasse 141                              Chemistry 1987
CH-4002
Basle, Switzerland


Kurt Feller              Switzerland            President and Chief Executive
Director                                        Officer, Rieter Group
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland


Peter Littmann           Germany                Former Chief Executive,
Director                                        Wunsche Aktiengesellschaft
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland


Armin Meyer              Switzerland            Executive Vice President,
Vice Chairman                                   Head of the ABB Building
c/o Ciba Specialty                              Technologies Segment
Chemicals Holding Inc.                          and Member of the ABB
Klybeckstrasse 141                              Group Executive Committee
CH-4002
Basle, Switzerland

Uli Sigg                 Switzerland            Chairman of the board of
Director                                        Ringier Group
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland
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Michael Jacobi                Switzerland         Chief Financial
c/o Ciba Specialty                                Officer
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland


Reinhard Neubeck              Germany             Head of Additives
c/o Ciba Specialty                                division. Member of the
Chemicals Holding Inc.                            board, Sarna Kunststoff
Klybeckstrasse 141                                Holding AG
CH-4002
Basle, Switzerland


Martin Riediker               Switzerland         Head of Consumer
c/o Ciba Specialty                                Care
Chemicals Holding Inc.                            division
Klybeckstrasse 141
CH-4002
Basle, Switzerland


Jean-Luc Schwitzguebel        Switzerland         Head of Colors
c/o Ciba Specialty                                division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland


Franz Gerny                   Switzerland         Head of
c/o Ciba Specialty                                International
Chemicals Holding Inc.                            Coordination and
Klybeckstrasse 141                                Human Resources
CH-4002                                           Member of the board,
Basle, Switzerland                                Balcab AG and Chairman,
                                                  Burkhalter Holding AG
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Hans-Ulrich Muller         Switzerland       Head Group Service Law &
c/o Ciba Specialty                           Environment, Secretary to the board
Chemicals Holding Inc.                       of SCH, Chairman of the board and
Klybeckstrasse 141                           Chief Executive Officer, Hermann
CH-4002 Basel                                Buhler AG


Rodolfo Ciucci             Italy             Head of Corporate Communications
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland